Exhibit 7

Execution Copy

EXHIBIT C

FORM OF SECURITY AGREEMENT

PLEDGE AND SECURITY AGREEMENT

PLEDGE AND SECURITY AGREEMENT, dated as of March [__], 2013, made by each of the Grantors referred to below, in favor of Hudson Bay IP Opportunities Master Fund, LP, in its capacity as collateral agent for the Secured Parties referred to below (in such capacity, together with its successors and assigns in such capacity, if any, the "Collateral Agent").

W I T N E S S E T H:

WHEREAS, Orckit Communications Ltd. (the "Company"), and the buyers listed on the Schedule of Buyers attached thereto (individually, a "Buyer" and collectively, the "Buyers" collectively, the "Buyers") are parties to the Note Purchase Agreement, dated as of the date hereof (as amended, restated or otherwise modified from time to time, the "Note Purchase Agreement"), pursuant to which the Company shall issue to the Buyers a Senior Secured Promissory Note ("Note" and together with the Note Purchase Agreement and the other Transaction Documents (as defined in the Note Purchase Agreement), the "Transaction Documents");

WHEREAS, it is a condition precedent to the Buyers entering into the Note Purchase Agreement that each Grantor shall have executed and delivered to the Collateral Agent this Agreement providing for the grant to the Collateral Agent, for the benefit of the Secured Parties, a security interest in the personal property described herein of each Grantor to secure the Company's obligations under the Note;

WHEREAS, each Grantor has determined that the execution, delivery and performance of this Agreement directly benefit, and are in the best interest of, such Grantor;

NOW, THEREFORE, in consideration of the premises and the agreements herein and for other consideration, the sufficiency of which is hereby acknowledged, the Grantors hereby jointly and severally agree with the Collateral Agent, for the benefit of the Secured Parties, as follows:

SECTION 1. Definitions.

(a)           Reference is hereby made to the Note Purchase Agreement and the Note for a statement of the terms thereof.  All capitalized terms used in this Agreement and the recitals hereto which are defined in the Note Purchase Agreement, the Note or in Article 8 or 9 of the Uniform Commercial Code as in effect from time to time in the State of New York (the "Code") and which are not otherwise defined herein shall have the same meanings herein as set forth therein;

(b)           As used in this Agreement, the following terms shall have the respective meanings indicated below, such meanings to be applicable equally to both the singular and plural forms of such terms:

"Bank" means Well Fargo Bank, National Association.

"Pledged Account" means the USD account number: ________ opened with the Bank in _____________ under the name of  the Company.

"Event of Default" shall have the meaning set forth in Section 3(a) of the Note.

"Grantor" means the Company and each other subsidiary of the Company that is a signatory hereto as a "Grantor" and each other Person that becomes a Grantor hereunder in accordance with the terms hereof.

"Insolvency Proceeding" means any voluntary or involuntary proceeding commenced by or against any Person under any provision of the Bankruptcy Code (Chapter 11 of Title 11 of the United States Code) or under any other bankruptcy or insolvency law, assignments for the benefit of creditors, formal or informal moratoria, compositions, or extensions generally with creditors, or proceedings seeking reorganization, arrangement, or other similar relief.

"Lien" shall have the meaning set forth in the Note.

"Material Adverse Effect" shall have the meaning set forth in the Note

"Pledged Intellectual Property" means the patents and patent applications listed in Schedule II hereto and all, patents, registrations, and applications therefore, including, without limitation, divisions, continuations, continuations-in-part, re-examinations, reissues and renewals thereof and improvements thereon, all solely in respect of the patents and patent applications listed in Schedule II (collectively, "Patents");  and all proprietary rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the Patents, including, without limitation, rights to recover for past, present and future violations thereof (collectively, "Other Proprietary Rights").

"Secured Parties" means, collectively, the Collateral Agent and the Buyers.

"Secured Obligations" has the meaning specified therefor in Section 3 hereof.

"Permitted Lien" shall mean, collectively, (a) the Permitted Liens (as defined in the Note), and (b) the agreements, as in effect on the date hereof, described in Schedule IV hereto.

SECTION 2. Grant of Security Interest .  As collateral security for the payment, performance and observance of all of the Secured Obligations, each Grantor hereby pledges and assigns to the Collateral Agent (or its permitted designees under the terms of this Agreement), and grants to the Collateral Agent (or its permitted designees under this Agreement), for the benefit of the Secured Parties, a continuing first-priority security interest in the personal property of such Grantor (subject to the senior Lien created under that certain Custody Agreement, dated on or about the date hereof, between the Company and Wells Fargo Bank, National Association, and any statutory Permitted Liens that are senior pursuant to applicable law), wherever located and whether now or hereafter existing, including, without limitation, the following (all being collectively referred to herein as the "Collateral"):

(a)           Pledged Account;

(b)           Pledged Intellectual Property;

(c)           All books, correspondence, files and other Records, including, without limitation, all tapes, disks, cards, Software, data and computer programs in the possession or under the control of such Grantor or any other Person from time to time acting for such Grantor that at any time evidence or contain information relating to the Pledged Account or information that is reasonably likely to be required to be produced in litigation to enforce such Patents or an adverse proceeding in respect of the Patents;

(d)           All Proceeds, including all Cash Proceeds and Noncash Proceeds, and products of any and all of the foregoing Collateral;

in each case howsoever such Grantor's interest therein may arise or appear (whether by ownership, security interest, claim or otherwise).

Notwithstanding anything herein to the contrary, the term "Collateral" shall not include, and no Grantor is pledging, nor granting a security interest hereunder in, (i) any of such Grantor's right, title or interest in any license, contract or agreement to which such Grantor is a party as of the date hereof or any of its right, title or interest thereunder to the extent, but only to the extent, that such a grant would, under the express terms of such license, contract or agreement on the date hereof result in a breach of the terms of, or constitute a default under, such license, contract or agreement (other than to the extent that any such term (i) has been waived or (ii) would be rendered ineffective pursuant to Sections 9-406, 9-408, 9-409 of the Code or other applicable provisions of the Uniform Commercial Code of any relevant jurisdiction or any other applicable law (including the Bankruptcy Code) or principles of equity); provided, that (x) immediately upon the ineffectiveness, lapse, termination or waiver of any such provision, the Collateral shall include, and such Grantor shall be deemed to have granted a security interest in, all such right, title and interest as if such provision had never been in effect and (y) the foregoing exclusion shall in no way be construed so as to limit, impair or otherwise affect the Collateral Agent's unconditional continuing security interest in and liens upon any rights or interests of a Grantor in or to the proceeds of, or any monies due or to become due under, any such license, contract or agreement.

SECTION 3. Security for Secured Obligations .  The security interest created hereby in the Collateral constitutes continuing collateral security for all of the following obligations, whether now existing or hereafter incurred (the "Secured Obligations"):

(a)           the prompt payment by the Company, as and when due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise), of all amounts from time to time owing by it in respect of the Note, the Note Purchase Agreement and the other Transaction Documents, including, without limitation, (i) all principal of and interest on the Note (including without limitation Late Charges, as defined in the Note, and all interest and Late Charges that accrue after the commencement of any Insolvency Proceeding of any Grantor, whether or not the payment of such interest and Late Charges is unenforceable or is not allowable due to the existence of such Insolvency Proceeding), (ii) in the case of a Guarantor, all amounts from time to time owing by such Grantor in respect of its guaranty of the Company's obligations under the Transaction Documents, including, without limitation, all obligations guaranteed by such Grantor and (iii) all fees, commissions, expense reimbursements, indemnifications and all other amounts due or to become due under the Note and the other Transaction Documents (including, without limitation, all fees, commissions, charges, expense reimbursements, indemnifications and other amounts that accrue after the commencement of any Insolvency Proceeding of any Grantor, whether or not the payment of such fees, commissions, charges, expense reimbursements, indemnifications and other amounts are unenforceable or are not allowable, in whole or in part, due to the existence of such Insolvency Proceeding).

SECTION 4. Representations and Warranties .  Each Grantor jointly and severally represents and warrants as follows:

(a)           Schedule I hereto sets forth (i) the exact legal name of each Grantor, (ii) the state or jurisdiction of organization of each Grantor, (iii) the type of organization of each Grantor and (iv) the organizational identification number of each Grantor or states that no such organizational identification number exists.

(b)           This Agreement is, and each other Transaction Document to which any Grantor is or will be a party, when executed and delivered, will be, a legal, valid and binding obligation of such Grantor, enforceable against such Grantor in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws.

(c)           There is no pending or, to the best knowledge of any Grantor, threatened action, suit, proceeding or claim before any court or other Governmental Authority or any arbitrator, or any order, judgment or award by any court or other Governmental Authority or any arbitrator, that may adversely affect the grant by any Grantor, or the perfection, of the security interest purported to be created hereby in the Collateral, or the exercise by the Collateral Agent of any of its rights or remedies hereunder.

(i)           Other than as set forth on Schedule III hereto, Schedule II hereto sets forth a true and complete list of all issued, registered, renewed, applied-for Patents that comprise part of the Pledged Intellectual Property owned and controlled by each Grantor as of the date hereof.  All such Pledged Intellectual Property is valid, subsisting and enforceable, has not been abandoned in whole or in part and is not subject to any outstanding order, judgment or decree restricting its use or adversely affecting the Grantor's rights thereto.  Except as set forth in Schedule IV hereto, no such Pledged Intellectual Property is the subject of any licensing or franchising agreement.

(ii)          To each Grantor's knowledge, it is not violating and has not violated any Pledged Intellectual Property rights, and there are no suits, actions, reissues, reexaminations, public protests, interferences, arbitrations, mediations, oppositions, cancellations or other proceedings (collectively, "Suits") pending, decided, threatened or asserted concerning any claim or position that a Grantor or any of its indemnitees have violated any Pledged Intellectual Property rights. There are no Suits or claims pending, decided, threatened or asserted concerning the Pledged Intellectual Property, and, to each Grantor’s knowledge, no valid basis for any such Suits or claims exists.

(d)           To each Grantor's knowledge (i) none of the Other Proprietary Rights of such Grantor have been used, divulged, disclosed or appropriated to the detriment of such Grantor for the benefit of any other Person other than such Grantor; (ii) no employee, independent contractor or agent of any Grantor has misappropriated any Other Proprietary Rights of any other Person in the course of the performance of his or her duties as an employee, independent contractor or agent of such Grantor; and (iii) no employee, independent contractor or agent of any Grantor is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of inventions agreement or similar agreement, or contract relating in any way to the protection, ownership, development, use or transfer of such Grantor's Pledged Intellectual Property.

(e)           The Grantors are and will be at all times the sole and exclusive owners of, or otherwise have and will have adequate rights in, the Collateral free and clear of any Lien except for the Permitted Liens. No effective financing statement or other instrument similar in effect covering all or any part of the Collateral is on file in any recording or filing office except such as may have been filed to perfect or protect any Permitted Lien.

(f)           The exercise by the Collateral Agent of any of its rights and remedies hereunder will not contravene any law or any contractual restriction binding on or otherwise affecting any Grantor or any of its properties and will not result in, or require the creation of, any Lien upon or with respect to any of its properties.

(g)           Except as specified in Section (E) below regarding the OCS, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person, is required for (i) the due execution, delivery and performance by any Grantor of this Agreement, (ii) the grant by any Grantor of the security interest purported to be created hereby in the Collateral or (iii) the exercise by the Collateral Agent of any of its rights and remedies hereunder, provided however that exercise or enforcement of the Collateral may require submission of an application to the applicable Israeli court or to the Israeli Execution Office.  No authorization or approval or other action by, and no notice to or filing with, any Governmental Authority or any other Person, is required for the perfection of the security interest purported to be created hereby in the Collateral, except (A) for the filing under the Uniform Commercial Code as in effect in the applicable jurisdiction of the financing statements described in Schedule V hereto, all of which financing statements have been duly filed and are in full force and effect, (B) with respect to the perfection of the security interest created hereby in the United States Pledged Intellectual Property, for the recording of the appropriate Assignment for Security, substantially in the form of Exhibit A hereto in the United States Patent and Trademark Office, (C) with respect to the perfection of the security interest created hereby in foreign Pledged Intellectual Property, for registrations and filings in jurisdictions located outside of the United States and covering rights in such jurisdictions relating to such foreign Pledged Intellectual Property, (D) with respect to the perfection of the security interest created hereby in the Pledged Account, for registration and filing in jurisdictions located outside of the United States and covering rights in such jurisdictions relating to the Pledged Account and (E) with respect to any part of Grantors' Pledged Intellectual Property, Grantors' pledge of such Pledged Intellectual Property is subject to the terms of the approval issued by the Office of the Chief Scientist of Israel in the Israel Ministry of Industry, Trade and Labor ("OCS"), pursuant to the Law for Encouragement of Industrial Research & Development – 1984, and the OCS rules and regulations (the "R&D Law"), dated March [__], 2013 (the "OCS Pledge Approval")   (subclauses (A), (B), (C), (D) and (E), each a "Perfection Requirement" and collectively, the "Perfection Requirements").

(h)           This Agreement creates a legal, valid and enforceable security interest in favor of the Collateral Agent, for the benefit of the Secured Parties, in the Collateral, as security for the Secured Obligations.  The Perfection Requirements result in the perfection of such security interests.  Such security interests are, or in the case of Collateral in which any Grantor obtains rights after the date hereof, will be, perfected, first priority security interests, subject in priority only to the Permitted Liens that, pursuant to the definition of the term "Permitted Liens", are not prohibited from being prior to the Liens in favor of the Collateral Agent, for the benefit of the Secured Parties, and the recording of such instruments of assignment described above.  Such Perfection Requirements and all other action necessary or desirable to perfect and protect such security interest have been duly made or taken.

SECTION 5. Covenants as to the Collateral .  So long as any of the Secured Obligations (whether or not due) shall remain outstanding, unless the Collateral Agent shall otherwise consent in writing:

(a)           Further Assurances.  Each Grantor will at its expense, at any time and from time to time, promptly execute and deliver all further instruments and documents and take all further action that may be necessary or desirable or that the Collateral Agent may request in order (i) to perfect and protect, or maintain the perfection and priority of, the security interest and Lien purported to be created hereby; (ii) to enable the Collateral Agent to exercise and enforce its rights and remedies hereunder in respect of the Collateral; or (iii) otherwise to effect the purposes of this Agreement, including, without limitation: (A) executing and filing (to the extent, if any, that such Grantor’s signature is required thereon) or authenticating the filing of, such financing or continuation statements, or amendments thereto, (B) with respect to Pledged Intellectual Property hereafter existing and not covered by an appropriate security interest grant, the executing and recording in the United States Patent and Trademark Office appropriate instruments granting a security interest, as may be necessary or that the Collateral Agent may reasonably request in order to perfect and preserve the security interest purported to be created hereby, (C) furnishing to the Collateral Agent from time to time statements and schedules further identifying and describing the Collateral and such other reports in connection with the Collateral as the Collateral Agent may reasonably request, all in reasonable detail, (D) if any Collateral shall be in the possession of a third party, notifying such Person of the Collateral Agent’s security interest created hereby and using commercially reasonable efforts to obtain a written agreement, in form and substance satisfactory to the Collateral Agent, providing access to such Collateral in order to remove such Collateral from such premises during an Event of Default and acknowledging that such Person holds possession of the Collateral for the benefit of the Collateral Agent, (E) taking all actions required by law in any relevant Uniform Commercial Code jurisdiction, or by other law as applicable in any foreign jurisdiction.  No Grantor shall take or fail to take any action which would in any manner impair the validity or enforceability of the Collateral Agent's security interest in and Lien on any Collateral.

(b)           Provisions Concerning the Pledged Account.

(i)           Each Grantor will (A) give the Collateral Agent at least 30 days' prior written notice of any change in such Grantor's name, identity or organizational structure, (B) maintain its jurisdiction of incorporation as set forth in Section 4(a) hereto, (C) immediately notify the Collateral Agent upon obtaining an organizational identification number, if on the date hereof such Grantor did not have such identification number, and (D) keep adequate records concerning the Pledged Account and permit representatives of the Collateral Agent during normal business hours on reasonable notice to such Grantor, to inspect and make abstracts from such Records.

(c)           Transfers and Other Liens.

(i)           No Grantor will sell, assign (by operation of law or otherwise), lease, license, exchange or otherwise transfer or dispose of any of the Collateral, except as permitted under the Transaction Documents.

(ii)           No Grantor will create, suffer to exist or grant any Lien upon or with respect to any Collateral except as permitted under the Transaction Documents.

(d)           Pledged Intellectual Property.

(i)           Each Grantor has duly executed and delivered the applicable Grant of a Security Interest in the form attached hereto as Exhibit A.

(ii)          Each Grantor (either itself or through its licensees or its sublicensees) agrees that it will not do any act or omit to do any act whereby any Patent may become invalidated or dedicated to the public, and agrees that it shall continue to mark any products covered by a Patent with the relevant patent number as necessary to establish and preserve its rights under applicable patent laws.

(iii)         Each Grantor shall notify the Collateral Agent promptly if it knows or has reason to know that any of its Pledged Intellectual Property may become abandoned, lost or dedicated to the public, or of any final determination (including the institution of, or any such determination in, any proceeding in the United States Patent and Trademark Office or any court or similar office of any country that could reasonably be expected to result in a Material Adverse Effect) regarding such Grantor’s ownership of any of its Pledged Intellectual Property, its right to register the same, or its right to keep and maintain the same.

(iv)         In the event that any Grantor (i) files an application or registration for any Pledged Intellectual Property with the United States Patent and Trademark Office or any office or agency in any political subdivision of the United States or in any other country or any political subdivision thereof, either itself or through any agent, employee, licensee or designee or (ii) obtains rights to any reissue, division, continuation, renewal, extension or continuation-in-part of any existing Pledged Intellectual Property, whether pursuant to any license or otherwise; the provisions of Section 2 hereof shall automatically apply thereto and such Grantor shall give to the Collateral Agent prompt notice thereof, and, upon request of the Collateral Agent, execute and deliver any and all agreements, instruments, documents and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent’s security interest in such Pledged Intellectual Property, and each Grantor hereby appoints the Collateral Agent as its attorney-in-fact to execute and file such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed; such power, being coupled with an interest, is irrevocable.

(v)          Each Grantor will take all necessary steps that are consistent with the practice in any proceeding before the United States Patent and Trademark Office or any office or agency in any political subdivision of the United States or in any other country or any political subdivision thereof, to maintain and pursue each application relating to the Pledged Intellectual Property of such Grantor (and to obtain the relevant grant or registration) and to maintain each issued Patent, including timely filings of applications for renewal, affidavits of use, affidavits of incontestability and payment of maintenance fees.

(vi)         Each Grantor will continue to prosecute (but not enforce against infringers) and maintain all its Pledged Intellectual Property consistent with the Grantor’s prosecution practice prior to the date hereof; provided that no Grantor shall abandon, or permit abandonment or lapse of, permit invalidation of, or otherwise fail to maintain or take any other required action with respect to, any of its Pledged Intellectual Property (including patent applications included in the Pledged Intellectual Property).  For the avoidance of doubt, each Grantor shall pay all maintenance fees, annuities, and the like related to all of its Pledged Intellectual Property.

(vii)        Each Grantor (either itself or through its agents or counsel) will continue to maintain records regarding all of its Pledged Intellectual Property consistent with the Grantor’s prosecution practice prior to the date hereof.

(viii)       Each Grantor will file a new continuation or division prior to any patent application included in the Pledged Intellectual Property issuing as a Patent or if abandonment of a patent application is unavoidable, before such abandonment, and such new continuation or division will claim priority to such patent application before it issues as a Patent.  For the avoidance of doubt, each Grantor will file any necessary new continuation or division so that none of the Grantors’ currently pending patent applications issue as a Patent without another pending patent application by Grantor claiming priority to it.

(ix)         Outside the ordinary course of its business, each Grantor shall not:  (1) sell, convey, transfer, or assign any right, title, or interest in any Pledged Intellectual Property to any third party, except as permitted by the Strategic Investment Agreement (as defined in the Note Purchase Agreement); (2) grant, offer to grant, offer to convey or otherwise convey or create, expand, extend, or renew, any license, covenant, immunity, defense, option, release, waiver, authorization, or other right or restriction relating to any of its Pledged Intellectual Property, or otherwise create, expand, extend, or renew, or permit the creation, expansion, extension, or renewal of, any other encumbrance on any Pledged Intellectual Property; (3) initiate any Litigation under, or otherwise assert, the Pledged Intellectual Property against any Person; (4) assert the infringement of any Pledged Intellectual Property; or (5) settle or otherwise compromise any pending Litigation relating to the Pledged Intellectual Property.

(x)          Each Grantor will notify the Collateral Agent or its designee immediately upon any knowledge of a threatened or actual challenge to the validity or enforceability of any of its Pledged Intellectual Property.

(xi)         Each Grantor will not  initiate, participate or assist, formally or informally, directly or indirectly, in any challenge, litigation, reissue, review, reexamination, cancellation or other opposition in any country, jurisdiction or supranational body (“Adverse Proceeding”) to the extent such Adverse Proceeding challenges the scope, enforceability, validity, ownership, or other right pertaining to its Pledged Intellectual Property.  Nothing in this Section will prevent a Grantor from complying with obligations to the extent compelled by valid legal process.

(xii)        Each Grantor shall execute, authenticate and deliver any and all assignments, agreements, instruments, documents and papers as the Collateral Agent may reasonably request to evidence the Collateral Agent's security interest hereunder in such Pledged Intellectual Property, each Grantor hereby appoints the Collateral Agent as its attorney-in-fact to execute and file such writings for the foregoing purposes, all acts of such attorney being hereby ratified and confirmed; such power, being coupled with an interest, is irrevocable.

(xiii)       Each Grantor agrees, at its own expense, as soon as practicable after the date hereof, to make such filings and to take such other actions as are reasonably necessary in each non-U.S. jurisdiction in which such Grantor owns any Pledged Intellectual Property in order to perfect the Security Interest with respect to such Pledged Intellectual Property in such jurisdiction, provided that no Grantor shall be obligated to make any such filing or to take any such other action where the Collateral Agent and the Company agree that the cost of such filing or action exceeds the value of the security afforded thereby. Nothing in this clause shall obligate a Grantor to create foreign translations.

(e)          Records; Inspection and Reporting.  Each Grantor shall keep adequate records concerning the Pledge Account.  Each Grantor shall permit the Collateral Agent, or any agents or representatives thereof or such professionals or other Persons as the Collateral Agent may designate to examine and make copies of and abstracts from such Grantor's books and records.

(f)           Future Subsidiaries.  If any Grantor shall hereafter create or acquire any Subsidiary, simultaneously with the creation of acquisition of such Subsidiary, such Grantor shall cause such Subsidiary to become a party to this Agreement as an additional "Grantor" hereunder, and to duly execute and deliver a guaranty of the Secured Obligations in favor of the Collateral Agent in form and substance satisfactory to the Collateral Agent, and to duly execute and/or deliver such opinions of counsel and other documents, in form and substance satisfactory to the Collateral Agent, as the Collateral Agent shall reasonably request with respect thereto.

SECTION 6. Additional Provisions Concerning the Collateral .

(a)           To the maximum extent permitted by applicable law, and for the purpose of taking any action that the Collateral Agent may deem necessary or advisable to enforce the Secured Obligations under the terms of this Agreement, each Grantor hereby (i) authorizes the Collateral Agent to execute any such agreements, instruments or other documents in such Grantor's name and to file such agreements, instruments or other documents in such Grantor's name and in any appropriate filing office, (ii) authorizes the Collateral Agent at any time and from time to time to file, one or more financing or continuation statements and amendments thereto, relating to the Collateral  and contain any other information required by Part 5 of Article 9 of the Code for the sufficiency or filing office acceptance of any financing statement, continuation statement or amendment, including, without limitation, whether such Grantor is an organization, the type of organization and any organizational identification number issued to such Grantor) and (iii) ratifies such authorization to the extent that the Collateral Agent has filed any such financing statements, continuation statements, or amendments thereto, prior to the date hereof.  A photocopy or other reproduction of this Agreement or any financing statement covering the Collateral or any part thereof shall be sufficient as a financing statement where permitted by law.

(b)           Each Grantor hereby irrevocably appoints the Collateral Agent as its attorney-in-fact and proxy, with full authority in the place and stead of such Grantor and in the name of such Grantor or otherwise, from time to time in the Collateral Agent's discretion, to take any action and to execute any instrument that the Collateral Agent may deem necessary or advisable to accomplish the purposes of this Agreement, including, without limitation, (i) to ask, demand, collect, sue for, recover, compound, receive and give acquittance and receipts for moneys due and to become due under or in respect of any Collateral, (ii) to file any claims or take any action or institute any proceedings which the Collateral Agent may reasonably deem necessary or desirable for the collection of any Collateral or otherwise to enforce the rights of the Collateral Agent and the Buyers with respect to any Collateral, (iii) to execute assignments, licenses and other documents to enforce the rights of the Collateral Agent and the Buyers with respect to any Collateral, and (iv) to pay or discharge taxes or Liens levied or placed upon or threatened against the Collateral, the legality or validity thereof and the amounts necessary to discharge the same to be determined by the Collateral Agent in its sole discretion, and such payments made by the Collateral Agent to become obligations of such Grantor to the Collateral Agent, due and payable immediately without demand.  This power is coupled with an interest and is irrevocable until the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each of the Transaction Documents.

(c)           For the purpose of enabling the Collateral Agent to exercise rights and remedies hereunder, at such time as the Collateral Agent shall be lawfully entitled to exercise such rights and remedies, and for no other purpose, each Grantor hereby (i) grants to the Collateral Agent an irrevocable, non-exclusive license (exercisable without payment of royalty or other compensation to any Grantor) to use, assign, license or sublicense any Pledged Intellectual Property now or hereafter owned by any Grantor, wherever the same may be located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof; and (ii) assigns to the Collateral Agent, to the extent assignable, all of its rights to any Pledged Intellectual Property now or hereafter licensed or used by any Grantor.  Notwithstanding anything contained herein to the contrary, but subject to the provisions of Section 5(d) hereof, so long as no Event of Default shall have occurred and be continuing, each Grantor may exploit, use, enjoy, protect, license, sublicense, assign, sell, dispose of or take other actions with respect to the Pledged Intellectual Property in the ordinary course of its business.  In furtherance of the foregoing, unless an Event of Default shall have occurred and be continuing, the Collateral Agent shall from time to time, upon the request of a Grantor, execute and deliver any instruments, certificates or other documents, in the form so requested, which such Grantor shall have certified are appropriate (in such Grantor's judgment) to allow it to take any action permitted above (including relinquishment of the license provided pursuant to this clause (c) as to any Pledged Intellectual Property).  Further, upon the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of the Transaction Documents, the Collateral Agent (subject to Section 11(e) hereof) shall release and reassign to the Grantors all of the Collateral Agent's right, title and interest in and to the Pledged Intellectual Property, all without recourse, representation or warranty whatsoever and at the Grantors' sole expense.  The exercise of rights and remedies hereunder by the Collateral Agent shall not terminate the rights of the holders of any licenses or sublicenses theretofore granted by any Grantor in accordance with the second sentence of this clause (c).  Each Grantor hereby releases the Collateral Agent from any claims, causes of action and demands at any time arising out of or with respect to any actions taken or omitted to be taken by the Collateral Agent under the powers of attorney granted herein other than actions taken or omitted to be taken through the Collateral Agent's gross negligence or willful misconduct.

(d)           If any Grantor fails to perform any agreement or obligation contained herein, the Collateral Agent may itself perform, or cause performance of, such agreement or obligation, in the name of such Grantor or the Collateral Agent, and the expenses of the Collateral Agent incurred in connection therewith shall be jointly and severally payable by the Grantors pursuant to Section 8 hereof and shall be secured by the Collateral.

(e)           The powers conferred on the Collateral Agent hereunder are solely to protect its interest in the Collateral and shall not impose any duty upon it to exercise any such powers.  Other than the exercise of reasonable care to assure the safe custody of any Collateral in its possession and the accounting for moneys actually received by it hereunder, the Collateral Agent shall have no duty as to any Collateral or as to the taking of any necessary steps to preserve rights against prior parties or any other rights pertaining to any Collateral and shall be relieved of all responsibility for any Collateral in its possession upon surrendering it or tendering surrender of it to any of the Grantors (or whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct).  The Collateral Agent shall be deemed to have exercised reasonable care in the custody and preservation of any Collateral in its possession if such Collateral is accorded treatment substantially equal to that which the Collateral Agent accords its own property, it being understood that the Collateral Agent shall not have responsibility for ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relating to any Collateral, whether or not the Collateral Agent has or is deemed to have knowledge of such matters.  The Collateral Agent shall not be liable or responsible for any loss or damage to any of the Collateral, or for any diminution in the value thereof, by reason of the act or omission of any warehouseman, carrier, forwarding agency, consignee or other agent or bailee selected by the Collateral Agent in good faith, save for any act or omission done in gross negligence or willful misconduct

(f)           Notwithstanding anything to the contrary herein, recognizing that the Collateral is subject to the provisions of the R&D Law, the Collateral Agent hereby undertakes that any foreclosure of the pledge on the Collateral shall be subject to the terms and conditions of the R&D Law and to the terms and conditions set forth in the OCS Pledge Approval.

SECTION 7. Remedies Upon Default .  If any Event of Default shall have occurred and be continuing:

(a)           The Collateral Agent may exercise in respect of the Collateral, in addition to any other rights and remedies provided for herein or otherwise available to it, all of the rights and remedies of a secured party upon default under the Code (whether or not the Code applies to the affected Collateral), and also may, subject to the provisions of any applicable law, (i) take absolute control of the Collateral, including, without limitation, transfer into the Collateral Agent's name or into the name of its nominee or nominees (to the extent the Collateral Agent has not theretofore done so) and thereafter receive, for the benefit of the Collateral Agent and the Secured Parties, all payments made thereon, give all consents, waivers and ratifications in respect thereof and otherwise act with respect thereto as though it were the outright owner thereof, (ii) require each Grantor to, and each Grantor hereby agrees that it will at its expense and upon request of the Collateral Agent forthwith, assemble all or part of the Collateral as directed by the Collateral Agent and make it available to the Collateral Agent at a place or places to be designated by the Collateral Agent that is reasonably convenient to both parties, and the Collateral Agent may enter into and occupy any premises owned or leased by any Grantor where the Collateral or any part thereof is located or assembled for a reasonable period in order to effectuate the Collateral Agent's rights and remedies hereunder or under law, without obligation to any Grantor in respect of such occupation, and (iii) without notice except as specified below and without any obligation to prepare or process the Collateral for sale, (A) sell the Collateral or any part thereof in one or more parcels at public or private sale, at any of the Collateral Agent's offices, at any exchange or broker's board or elsewhere, for cash, on credit or for future delivery, and at such price or prices and upon such other terms as the Collateral Agent may deem commercially reasonable and/or (B) lease, license or otherwise dispose of the Collateral or any part thereof upon such terms as the Collateral Agent may deem commercially reasonable.  Each Grantor agrees that, to the extent notice of sale or any other disposition of the Collateral shall be required by law, at least five (5) days' prior notice to the applicable Grantor of the time and place of any public sale or the time after which any private sale or other disposition of the Collateral is to be made shall constitute reasonable notification.  The Collateral Agent shall not be obligated to make any sale or other disposition of Collateral regardless of notice of sale having been given.  The Collateral Agent may adjourn any public or private sale from time to time by announcement at the time and place fixed therefor, and such sale may, without further notice, be made at the time and place to which it was so adjourned.  Each Grantor hereby waives any claims against the Collateral Agent and the Buyers arising by reason of the fact that the price at which the Collateral may have been sold at a private sale was less than the price which might have been obtained at a public sale or was less than the aggregate amount of the Secured Obligations, even if the Collateral Agent accepts the first offer received and does not offer the Collateral to more than one offeree, and waives all rights that such Grantor may have to require that all or any part of the Collateral be marshaled upon any sale (public or private) thereof.  Each Grantor hereby acknowledges that (i) any such sale of the Collateral by the Collateral Agent shall be made without warranty, (ii) the Collateral Agent may specifically disclaim any warranties of title, possession, quiet enjoyment or the like, (iii) the Collateral Agent may bid (which bid may be, in whole or in part, in the form of cancellation of indebtedness), if permitted by law, for the purchase, lease, license or other disposition of the Collateral or any portion thereof for the account of the Collateral Agent (on behalf of itself and the Buyers) and (iv) such actions set forth in clauses (i), (ii) and (iii) above shall not adversely affect the commercial reasonableness of any such sale of the Collateral.  In addition to the foregoing, (i) upon written notice to any Grantor from the Collateral Agent, each Grantor shall cease any use of the Pledged Intellectual Property for any purpose described in such notice; (ii) the Collateral Agent may, at any time and from time to time, upon five (5) days' prior notice to any Grantor, license, whether general, special or otherwise, and whether on an exclusive or non-exclusive basis, any of the Pledged Intellectual Property, throughout the universe for such term or terms, on such conditions, and in such manner, as the Collateral Agent shall in its sole discretion determine; and (iii) the Collateral Agent may, at any time, pursuant to the authority granted in Section 6 hereof (such authority being effective upon the occurrence and during the continuance of an Event of Default), execute and deliver on behalf of a Grantor, one or more instruments of assignment of the Pledged Intellectual Property (or any application or registration thereof), in form suitable for filing, recording or registration in any country.

(b)           Any cash held by the Collateral Agent (or its agent or designee) as Collateral and all Cash Proceeds received by the Collateral Agent (or its agent or designee) in respect of any sale of or collection from, or other realization upon, all or any part of the Collateral may, in the discretion of the Collateral Agent, be held by the Collateral Agent (or its agent or designee) as collateral for, and/or then or at any time thereafter applied (after payment of any amounts payable to the Collateral Agent pursuant to Section 8 hereof) in whole or in part by the Collateral Agent against, all or any part of the Secured Obligations in such order as the Collateral Agent shall elect, consistent with the provisions of the Transaction Documents.  Any surplus of such cash or Cash Proceeds held by the Collateral Agent (or its agent or designee) and remaining after the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each of the Transaction Documents, shall be paid over to whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct.

(c)           In the event that the proceeds of any such sale, collection or realization are insufficient to pay all amounts to which the Collateral Agent and the Buyers are legally entitled, the Grantors shall be jointly and severally liable for the deficiency, together with interest thereon at the highest rate specified in any applicable Transaction Document for interest on overdue principal thereof or such other rate as shall be fixed by applicable law, together with the costs of collection and the reasonable fees, costs, expenses and other client charges of any attorneys employed by the Collateral Agent to collect such deficiency.

(d)           Each Grantor hereby acknowledges that if the Collateral Agent complies with any applicable requirements of law in connection with a disposition of the Collateral, such compliance will not adversely affect the commercial reasonableness of any sale or other disposition of the Collateral.

(e)           The Collateral Agent shall not be required to marshal any present or future collateral security (including, but not limited to, this Agreement and the Collateral) for, or other assurances of payment of, the Secured Obligations or any of them or to resort to such collateral security or other assurances of payment in any particular order, and all of the Collateral Agent's rights hereunder and in respect of such collateral security and other assurances of payment shall be cumulative and in addition to all other rights, however existing or arising.  To the extent that any Grantor lawfully may, such Grantor hereby agrees that it will not invoke any law relating to the marshalling of collateral which might cause delay in or impede the enforcement of the Collateral Agent's rights under this Agreement or under any other instrument creating or evidencing any of the Secured Obligations or under which any of the Secured Obligations is outstanding or by which any of the Secured Obligations is secured or payment thereof is otherwise assured, and, to the extent that it lawfully may, each Grantor hereby irrevocably waives the benefits of all such laws.

(f)           Grantors irrevocably and unconditionally:

(i)           consents to the appointment of pre-judgment and/or post-judgment receiver with all of the same powers that would otherwise be available to the Grantors, including, but not limited to the power to (A) hold, manage, control or dispose of the Collateral wherever located, (B) take any action with respect to the Collateral to the maximum extent permitted by law and (C) conduct a public or private sale of title and interest in and to such Collateral, including any disposition of the Collateral to the Collateral Agent/Buyers in exchange for cancellation of all or a portion of the Obligations;

(ii)           consents that any such receiver can be appointed without a hearing or prior notice to the Grantors;

(iii)           agrees not to oppose or otherwise interfere (directly or indirectly) with any effort by Collateral Agent to seek the appointment of a receiver to the extent that such appointment is reasonably required; and

(iv)           waives any right to appeal the entry of an order authorizing the appointment of a receiver.

SECTION 8. Indemnity and Expenses.

(a)           Each Grantor jointly and severally agrees to defend, protect, indemnify and hold harmless the Collateral Agent and each of the Buyers from and against any and all claims, losses, damages, liabilities, obligations, penalties, fees, reasonable costs and expenses (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by the Collateral Agent or such Buyer to the extent that they arise out of or otherwise result from or relate to or are in connection with (i) any breach by a Grantor of a provision of this Agreement or (ii) the exercising and enforcing any of the Collateral Agent's rights in accordance with this Agreement and subject thereto. In no event shall Grantor be liable for any claims, losses or liabilities resulting from the Collateral Agent's or such Buyer's gross negligence or willful misconduct.

(b)           Each Grantor jointly and severally agrees to pay to the Collateral Agent upon demand the amount of any and all costs and expenses, including the reasonable fees, costs, expenses and disbursements of counsel for the Collateral Agent and of any experts and agents (including, without limitation, any collateral trustee which may act as agent of the Collateral Agent), which the Collateral Agent may incur in connection with (i) the custody, preservation, use or operation of, or the sale of, collection from, or other realization upon, any Collateral, (ii) the exercise or enforcement of any of the rights of the Collateral Agent hereunder, or (iii) the failure by any Grantor to perform or observe any of the provisions hereof.

SECTION 9. Notices, Etc.   All notices and other communications provided for hereunder shall be given in accordance with the notice provision of the Note Purchase Agreement.

SECTION 10. Security Interest Absolute; Joint and Several Obligations .

(a)           All rights of the Secured Parties, all Liens and all obligations of each of the Grantors hereunder shall be absolute and unconditional irrespective of  (i) any change in the time, manner or place of payment of, or in any other term in respect of, all or any of the Secured Obligations, or any other amendment or waiver of or consent to any departure from the Note Purchase Agreement or any other Transaction Document, (ii) any exchange or release of, or non-perfection of any Lien on any Collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Secured Obligations, or (iii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, any of the Grantors in respect of the Secured Obligations.  All authorizations and agencies contained herein with respect to any of the Collateral are irrevocable and powers coupled with an interest. Notwithstanding anything to the contrary herein, nothing in the aforesaid shall derogate from any rights and defenses granted to the Company under the Note Purchase Agreement, and in the event of any discrepancy between the provisions of this Agreement and the provisions of the Note Purchase Agreement, the provisions of  the Note Purchase Agreement shall prevail.

(b)           Each Grantor hereby waives (i) promptness and diligence, (ii) notice of acceptance and notice of the incurrence of any Obligation by any Grantor, (iii) advance notice of any actions taken by the Collateral Agent, any Buyer or any other Person under any Transaction Document or any other agreement, document or instrument relating thereto (except as otherwise provided therein), (iv) all other advance notices, demands and protests (except as otherwise provided herein), and all other formalities of every kind in connection with the enforcement of the Secured Obligations, the omission of or delay in which, but for the provisions of this subsection (b), might constitute grounds for relieving such Grantor of any such Grantor's obligations hereunder and (v) any requirement that the Collateral Agent or any Buyer protect, secure, perfect or insure any security interest or other lien on any property subject thereto or exhaust any right or take any action against any Grantor or any other Person or any collateral. Notwithstanding the aforesaid, the relevant Grantor shall be entitled to receive notice in the event that the Collateral Agent or any Person on its behalf shall exercise or enforce its rights hereunder.

(c)           All of the obligations of the Grantors hereunder are joint and several.  The Collateral Agent may, in its sole and absolute discretion, enforce the provisions hereof against any of the Grantors and shall not be required to proceed against all Grantors jointly or seek payment from the Grantors ratably.  In addition, the Collateral Agent may, in its sole and absolute discretion, select the Collateral of any one or more of the Grantors for sale or application to the Secured Obligations, without regard to the ownership of such Collateral, and shall not be required to make such selection ratably from the Collateral owned by all of the Grantors.  The release or discharge of any Grantor by the Collateral Agent shall not release or discharge any other Grantor from the obligations of such Person hereunder.

SECTION 11. Miscellaneous.

(a)           No amendment of any provision of this Agreement (including any Schedule attached hereto) shall be effective unless it is in writing and signed by each Grantor affected thereby and the Collateral Agent, and no waiver of any provision of this Agreement, and no consent to any departure by any Grantor therefrom, shall be effective unless it is in writing and signed by the Collateral Agent, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

(b)           No failure on the part of the Secured Parties to exercise, and no delay in exercising, any right hereunder or under any other Transaction Document shall operate as a waiver thereof; nor shall any single or partial exercise of any such right preclude any other or further exercise thereof or the exercise of any other right.  The rights and remedies of the Secured Parties provided herein and in the other Transaction Documents are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law.  The rights of the Secured Parties under any Transaction Document against any party thereto are not conditional or contingent on any attempt by such Person to exercise any of its rights under any other Transaction Document against such party or against any other Person, including but not limited to, any Grantor.

(c)           This Agreement shall create a continuing security interest in the Collateral and shall (i) remain in full force and effect, subject to paragraph (e) below, until the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each of the Transaction Documents and (ii) be binding on each Grantor all other Persons who become bound as debtor to this Agreement in accordance with Section 9-203(d) of the Code, and shall inure, together with all rights and remedies of the Secured Parties hereunder, to the benefit of the Secured Parties and their respective successors, transferees and assigns.  Without limiting the generality of clause (ii) of the immediately preceding sentence, the Secured Parties hereunder may assign or otherwise transfer their respective rights and obligations under this Agreement in accordance with the provisions of the Note, and such other Person shall thereupon become vested with, all of the benefits in respect thereof granted to the Secured Parties herein or otherwise.  Upon any such assignment or transfer, all references in this Agreement to any Secured Party shall mean the assignee of any such Secured Party.  None of the rights or obligations of any Grantor hereunder may be assigned or otherwise transferred without the prior written consent of the Collateral Agent, and any such assignment or transfer shall be null and void.

(d)           Upon the date on which all of the Secured Obligations have been indefeasibly paid in full in cash after the termination of each of the Transaction Documents, (i) subject to paragraph (e) below, this Agreement and the security interests created hereby shall terminate and all rights to the Collateral shall revert to the Grantors and (ii) the Collateral Agent will, upon the Grantors' request and at the Grantors' expense, without any representation, warranty or recourse whatsoever, (A) return to the Grantors (or whomsoever shall be lawfully entitled to receive the same or as a court of competent jurisdiction shall direct) such of the Collateral as shall not have been sold or otherwise disposed of or applied pursuant to the terms hereof and (B) execute and deliver to the Grantors such documents as the Grantors shall reasonably request to evidence such termination.

(e)           This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against any Grantor for liquidation or reorganization, should any Grantor become insolvent or make an assignment for the benefit of any creditor or creditors or should a receiver or trustee be appointed for all or any significant part of any Grantor's assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment or performance of the Secured Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Secured Obligations, whether as a "voidable preference," "fraudulent conveyance," or otherwise, all as though such payment or performance had not been made.  In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Secured Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(f)           THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, EXCEPT AS REQUIRED BY MANDATORY PROVISIONS OF LAW AND EXCEPT TO THE EXTENT THAT THE VALIDITY AND PERFECTION OR THE PERFECTION AND THE EFFECT OF PERFECTION OR NON-PERFECTION OF THE SECURITY INTEREST CREATED HEREBY, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR COLLATERAL ARE GOVERNED BY THE LAW OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

(g)           ANY LEGAL ACTION, SUIT OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY DOCUMENT RELATED THERETO MAY BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK IN THE COUNTY OF NEW YORK OR THE UNITED STATES OF AMERICA FOR THE SOUTHERN DISTRICT OF NEW YORK, AND APPELLATE COURTS THEREOF, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT, EACH GRANTOR HEREBY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE JURISDICTION OF THE AFORESAID COURTS.  EACH GRANTOR HEREBY EXPRESSLY AND IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION, INCLUDING, WITHOUT LIMITATION, ANY OBJECTION TO THE LAYING OF VENUE OR BASED ON THE GROUNDS OF FORUM NON CONVENIENS, WHICH IT MAY NOW OR HEREAFTER HAVE TO THE BRINGING OF ANY SUCH ACTION, SUIT OR PROCEEDING IN SUCH RESPECTIVE JURISDICTIONS AND CONSENTS TO THE GRANTING OF SUCH LEGAL OR EQUITABLE RELIEF AS IS DEEMED APPROPRIATE BY THE COURT.

(h)           EACH GRANTOR AND (BY ITS ACCEPTANCE OF THE BENEFITS OF THIS AGREEMENT) THE COLLATERAL AGENT WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER TRANSACTION DOCUMENTS, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR OTHER ACTION OF THE PARTIES HERETO

(i)           Each Grantor irrevocably consents to the service of process of any of the aforesaid courts in any such action, suit or proceeding by the mailing of copies thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to any Grantor at its address provided herein, such service to become effective 10 days after such mailing.

(j)           Each Grantor irrevocably and unconditionally waives any right it may have to claim or recover in any legal action, suit or proceeding with respect to this Agreement any special, exemplary, punitive or consequential damages.

(k)           Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining portions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(l)           Section headings herein are included for convenience of reference only and shall not constitute a part of this Agreement for any other purpose.

(m)           This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which shall be deemed an original, but all of such counterparts taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of this Agreement by facsimile or electronic mail shall be equally effective as delivery of an original executed counterpart.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each Grantor has caused this Agreement to be executed and delivered by its officer thereunto duly authorized, as of the date first above written.

GRANTORS: ORCKIT COMMUNICATIONS, LTD.

By:	/s/
Name:
Title:

ORCKIT-CORRIGENT LTD.

By:	/s/
Name:
Title:

Acknowledged and Agreed: HUDSON BAY IP OPPORTUNITIES MASTER FUND, LP, as Collateral Agent By: Hudson Bay Capital Management LP, its investment advisor

By:	/s/
Name:
Title:

SCHEDULE I

LEGAL NAMES; ORGANIZATIONAL IDENTIFICATION NUMBERS; STATES OR
JURISDICTIONS OF ORGANIZATION

Orckit Communications, Ltd., an Israeli company, company number 520042870; and
Orckit-Corrigent Ltd., an Israeli company, company number 512832122.

Sched. I - 1

SCHEDULE II

PLEDGED INTELLECTUAL PROPERTY

Patent No.	Country	Title	Application No.
6,218,872	USA	Line Driver with Output Impedance Synthesis	09/470,777
6,483,903	USA	Splitterless Ethernet DSL on Subscriber Loops	09/346,416
6,680,904	USA	Bi-directional Chaining of Network Access Ports	09/472,683
6,687,224	USA	Bandwidth Sharing Method	09/514,745
6,731,607	USA	Network Interface Auto-Configuration in an Access Multiplexing System	09/629,664
6,785,232	USA	Rate Control in Transmission of Packet Data over an ATM Network	09/723,206
6,813,343	USA	Method and Apparatus for Filtering Asymmetric Digital Subscriber Line (ADSL) Signals	09/310,518
6,822,943	USA	Network Access Multiplexer with Protocol Address Translation	09/708,841
6,822,944	USA	Management Interface for a Network Access Multiplexing System	09/708,845
6,834,038	USA	Protection Against Master Unit Failure in Remote Network Access Multiplexing	09/637,757
6,876,669	USA	Packet Fragmentation with Nested Interruptions	09/756,553
6,891,855	USA	Dynamic Packet Fragmentation	09/756,554
6,894,983	USA	Automatic Implementation of Network Configuration Changes	09/637,300
6,917,986	USA	Fast Failure Protection Using Redundant Network Edge Ports	10/036,518
6,952,397	USA	Communication in a Bidirectional Ring Network with Single-Direction Receiving	09/876,414
6,956,944	USA	Method and Apparatus for Compensating for an Echo Signal Component in Telecommunication Systems	09/460,891
6,957,369	USA	Hidden Failure Detection	10/156,851
6,963,537	USA	Resource Reservation in a Ring Network	09/794,898
6,973,049	USA	Auto-Configuration of Network Interfaces in a Bidirectional Ring Network	09/978,642
7,032,135	USA	Equipment Protection Using a Partial Star Architecture	10/211,065
7,035,279	USA	Flow Allocation in a Ring Topology	09/756,946
7,054,264	USA	Interconnect and Gateway Protection in Bidirectional Ring Networks	09/910,790
7,061,859	USA	Fast Protection in Ring Topologies	09/941,723
7,069,546	USA	Generic Framework for Embedded Software Development	10/005,030
7,113,485	USA	Latency Evaluation in a Ring Network	09/947,183

Sched. II - 1

7,133,415	USA	Sonet Circuit Emulation with VT Compression	09/978,342
7,145,878	USA	Avoiding Overlapping Segments in Transparent LAN Services on Ring-Based Networks	10/054,845
7,158,721	USA	Performance Monitoring of Multiple Channels in an Automatic Protection Switched Network	10/082,771
7,280,560	USA	Differentiated Services with Multiple Tagging Levels	10/128,454
7,283,465	USA	Hierarchical VPLS Protection	10/337,382
7,283,478	USA	Traffic Engineering in Bi-Directional Ring Networks	10/211,066
7,336,605	USA	Bandwidth Allocation for Link Aggregation	10/436,516
7,339,929	USA	Virtual Private LAN Service Using a Multicast Protocol	10/226,525
7,386,010	USA	Multiprotocol Media Conversion	10/461,807
7,420,922	USA	Ring Network With Variable Rate	10/387,657
7,478,382	USA	Synchronized Ring Software Download	10/951,575
7,483,399	USA	Signaling MPLS Over RPR Rings	10/369,953
7,551,599	USA	Layer-3 Network Routing With RPR Layer-2 Visibility	10/812,321
7,808,931	USA	High Capacity Ring Communication Network	11/367,231
7,916,636	USA	Ring Network Aggregate Rates	12/348,361
7,974,202	USA	Tunnel Provisioning with Link Aggregation	11/123,801
6,892,329	USA	Selective Protection for Ring Topologies	09/969,839
EP1 378 096 B	Europe	Selective Protection for Ring Topologies	2701519.7
158,008	Israel	Selective Protection for Ring Topologies	158008
4,167,072	Japan	Selective Protection for Ring Topologies	2002-577349
60212108-6	Germany	Selective Protection for Ring Topologies
1,378,096	France	Selective Protection for Ring Topologies
1,378,096	UK	Selective Protection for Ring Topologies
1,378,096	Spain	Selective Protection for Ring Topologies
1,378,096	Italy	Selective Protection for Ring Topologies
7,154,899	USA	Protecting the Filtering Database in Virtual Bridges	10/061,721
7,773,508	USA	Protecting the Filtering Database in Virtual Bridges	11/595,635
7,127,523	USA	Spanning Tree Protocol For Transparent LAN Services	10/057,332
7,142,516	USA	Performance Monitoring of High Speed Communications Networks	10/128,459
7,515,605	USA	Efficient Transport of TDM Services	10/396,008
7,961,755	USA	Efficient Transport of TDM Services Over Packet Networks	12/404,444
7,330,431	USA	Multipoint to Multipoint Communication Over Ring Topologies	10/933,572
7,418,000	USA	Automated Weight Calculation for Packet Networks	10/861,272

Sched. II - 2

7,515,536	USA	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	11/479,595
	Europe	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	6756247
7,545,740	USA	Two-Way Link Aggregation	11/279,045
	Israel	Two-Way Link Aggregation	194652
8,199,637	USA	VPLS remote failure indication	2008/0285442
	Europe	VPLS remote failure indication	06809843.3-1237
	Israel	VPLS remote failure indication	191454
7,463,580	USA	Resource Sharing Among Network Tunnels	11/305,486
	Israel	Resource Sharing Among Network Tunnels	192192
7,596,088	USA	Route Selection With Bandwidth Sharing Optimization Over Rings	11/339,148
	Europe	Route Selection With Bandwidth Sharing Optimization Over Rings	6796145.8
	Israel	Route Selection With Bandwidth Sharing Optimization Over Rings	192993
7,983,150	USA	VPLS Failure Protection in Ring Networks	11/335,770
	Europe	VPLS Failure Protection in Ring Networks	7706019.2
7,593,400	USA	MAC Address Learning in a Distributed Bridge	11/419,444
	Israel	MAC Address Learning in a Distributed Bridge	195263
	South Korea	MAC Address Learning in a Distributed Bridge	10-2008-7030694
7,768,928	USA	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	11/483,650
	Europe	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	7736442
	Japan	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	2009-579055
	Israel	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	196401
	South Korea	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	2009-7001476
7,660,303	USA	Point-to-multipoint functionality in a bridged network	11/508,599
	Europe	Point-to-multipoint functionality in a bridged network	7736484.2
	Hong Kong	Point-to-multipoint functionality in a bridged network	9110631.5
	South Korea	Point-to-multipoint functionality in a bridged network	10-2009-7005097
7,660,234	USA	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	11/534,536
7,697,525	USA	Forwarding Multicast Traffic Over Link Aggregation Ports	11/644,773

Sched. II - 3

	Europe	Forwarding Multicast Traffic Over Link Aggregation Ports	EP2007000827481
7,697,552	USA	MAC Address Scalability in Interconnected Rings	11/764,764
7,626,930	USA	Hash-Based Multi-Homing	11/559,037
	Europe	Hash-Based Multi-Homing	EP2007000827358
7,697,532	USA	Frame Concatenation With Drop Precedence Assignment	11/704,615
	Europe	Frame Concatenation With Drop Precedence Assignment	EP2007000849561
	Hong Kong	Frame Concatenation With Drop Precedence Assignment	10106007.6
7,876,673	USA	Prevention of Frame Duplication in Interconnected Ring Networks	12/044,158
7,974,223	USA	Virtual Private LAN Service over Ring Networks	10993882
US 2011-0083146 A1	USA	Device, Method and System for Media Packet Distribution	12/738,080
8,014,394	USA	High-Speed Processing of Multicast Content Requests	12/369,011
8,009,684	USA	HIGH CAPACITY RING COMMUNICATION NETWORK	12/897,341
13/087,438	USA	METHOD FOR SUPPORTING SNCP OVER PACKET NETWORK	13/087,438
	PCT	METHOD FOR SUPPORTING SNCP OVER PACKET NETWORK	PCT/IB2012/000853
13/311,128	USA	METHOD FOR SUPPORTING MPLS TRANSPORT PATH RECOVERY WITH MULTIPLE PROTECTION ENTITIES	13/311,128
	PCT	METHOD FOR SUPPORTING MPLS TRANSPORT PATH RECOVERY WITH MULTIPLE PROTECTION PATHS	PCT/IB2012/001510
13/149,196	USA	Tunnel provisioning with link aggregation and hashing	13/149,196
13/116,696	USA	TUNNEL PROVISIONING WITH LINK AGGREGATION	13/116,696
	Israel	Interface between a synchronous network and high-speed Ethernet	194824
	Europe	Device, Method and System for Media Packet Distribution	8839519.9
	Europe	FAULT-TOLERANT MEDIUM ACCESS CONTROL (MAC) ADDRESS ASSIGNMENT IN NETWORK ELEMENTS	7805604.1

Sched. II - 4

SCHEDULE III

EXCLUDED PATENTS

The following Patents and Patents Applications do not comprise part of the Pledged Intellectual Property or the Collateral:

1.	US patent 6,933,745, assigned to Spediant Systems Ltd., shall not be pledged in favor of the Buyers under this Pledge and Security Agreement.

2.
Inventions made following the date of this Pledge and Security Agreement that are not related to and do not claim priority to and cannot interfere with any of the Patents but relate to a Grantor’s new business (e.g. software defined networks), shall not be pledged in favor of the Buyers under this Pledge and Security Agreement.

3.	Additional excluded Patents and Patent Applications that shall not be pledged in favor of the Buyers under this Pledge and Security Agreement:

Patent No.	Country	Title	Application No.
	PCT	Selective Protection for Ring Topologies	PCT/IL02/00159
	PCT	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	PCT/IL2006/000794
	Israel	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	188644
	PCT	Two-Way Link Aggregation	PCT/IL2007/000394
	Japan	Two-Way Link Aggregation	2009-508659
	PCT	VPLS remote failure indication	PCT/IL2006/001283
	PCT	Resource Sharing Among Network Tunnels	PCT/IL2006/001443
	PCT	Route Selection With Bandwidth Sharing Optimization Over Rings	PCT/IL2006/001152
	PCT	VPLS Failure Protection in Ring Networks	PCT/IL2007/000072
	Japan	VPLS Failure Protection in Ring Networks	2008-550910
	PCT	MAC Address Learning in a Distributed Bridge	PCT/IL2007/000601
	Japan	MAC Address Learning in a Distributed Bridge	2009-511642
	PCT	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	PCT/IL2007/000702
	PCT	Point-to-multipoint functionality in a bridged network	PCT/IL2007/000749
	PCT	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	PCT/IL2007/001145
	South Korea	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	10-2009-7006804
	Japan	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	2009/528872

Sched. III - 1

PCT	Forwarding Multicast Traffic Over Link Aggregation Ports	PCT/IL2007/001517
South Korea	Forwarding Multicast Traffic Over Link Aggregation Ports	KR2009107015227
PCT	MAC Address Scalability in Interconnected Rings	PCT/IL2007/001348
PCT	Hash-Based Multi-Homing	PCT/IL2007/001385
Japan	Hash-Based Multi-Homing	JP2009000536864T
South Korea	Hash-Based Multi-Homing	KR2009107011930
PCT	Frame Concatenation With Drop Precedence Assignment	PCT/IL2007/001534
PCT	Prevention of Frame Duplication in Interconnected Ring Networks	PCT/IL2008/000285
PCT	Device, Method and System for Media Packet Distribution	PCT/IL2008/001377

Sched. III - 2

SCHEDULE IV

Distribution agreement between Orckit-Corrigent LTD., and 3M Services GMBH, dated July 23, 2012.

Exhibits C1, C2, C3, C4, C5, D to the Distribution agreement between Orckit-Corrigent LTD., and 3M Services GMBH

Orckit-Corrigent application to OCS for approval of Escrow Frame agreement between Orckit-Corrigent LTD., and Escrow Europe (Israel) LTD.,

Escrow agreement approval by OCS, dated June 24, 2012.

Supply Agreement between ITI Limited, Alphion Corporation and ORckit-Corrigent, LTD., dated August 16, 2010

Undertaking letter to Alphion, dated August 17, 2010

Undertaking letter to ITI, dated August 17, 2010

Teaming agreement between Alphion Corporation and Corrigent Systems LTD., dated July 6, 2008

Teaming agreement between ITI Limited, Alphion Corporation and Corrigent Systems LTD., dated July 6, 2008

Performance Guarantee to Alphion Corporation, dated October 28, 2010

Purchase Order from Intelligent Communications Technology Co., DLT., dated August 24, 2011

Purchase Order from ComClark Networks and Technology Corp., dated June 3, 2011

Purchase Order from ComClark Networks and Technology Corp., dated June 6, 2011

Purchase Order from ComClark Networks and Technology Corp., dated March 19, 2012

Master Agreement between Global Crossing Limited and Corrigent Systems, Inc,, dated June 30, 2009.

Exhibit B to Master Agreement between Global Crossing Limited and Corrigent Systems, Inc,

Purchase Order from Gas Natural Fenosa, dated November 1, 2012

Purchase Order from Gas Natural Fenosa, dated November 15, 2012

Sched. IV - 1

Purchase Order from Gas Natural Fenosa, dated December 10, 2012

Contract between Orckit-Corrigent LTD., and Integral, dated October 30, 2012

Annex A to the contract between Orckit-Corrigent LTD., and Integral.

Purchase order from T.L.S.P Electronic System Trade LTD. and Orckit-Corrigent LTD., dated October 30, 2012

Purchase Order 064 from FTD, dated November 25, 2009

Purchase Order 065 from FTD, dated November 25, 2009

Purchase Order 068 from FTD, dated December 7, 2009

Purchase Order 069 from FTD, dated December 9, 2009

Distribution agreement between Corrigent Systems LTD. and Net One Systems Co., LTD., dated December 1, 2005.

Schedule 1 to the Distribution agreement between Corrigent Systems LTD. and Net One Systems Co., LTD.

Amendment No.1 to the letter of agreement between Corrigent Systems LTD. and OKI Electric Industry Co., LTD., dated August 1, 2005

Amendment No.2 to the letter of agreement between Corrigent Systems LTD. and OKI Electric Industry Co., LTD., dated October 1, 2005

Amendment No.3 to the letter of agreement between Corrigent Systems LTD. and OKI Electric Industry Co., LTD., dated December 1, 2005

Amendment No.4 to the letter of agreement between Corrigent Systems LTD. and OKI Electric Industry Co., LTD., dated April 16, 2009

Framework Contract IP Backbone between Corrigent Systems, LTD., and T-Systems Media&Broadcast GMBH, dated August 31, 2008

Annexes 1-9 to the Framework Contract IP Backbone between Corrigent Systems, LTD., and T-Systems Media&Broadcast GMBH

Annex A to Purchase Agreement between Orckit-Corrigent LTD. and Metronet S.A.P.I. de C.V

Annex B to Purchase Agreement between Orckit-Corrigent LTD. and Metronet S.A.P.I. de C.V

Sched. IV - 2

Annex C to Purchase Agreement between Orckit-Corrigent LTD. and Metronet S.A.P.I. de C.V, dated November 20, 2012
Proposal to Metronet, dated November 22, 2011

Purchase Agreement between Nokia Siemens Networks PTV. LTD., and Corrigent Systems LTD., dated August 1, 2009

Distribution Agreement between Orckit-Corrigent LTD. and Technoserv AS, dated March 1, 2010

Appendix 1 to the Distribution Agreement between Orckit-Corrigent LTD. and Technoserv AS

Price list for Tele2 Russia, dated October 18, 2010

Frame supply agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB, dated September 29, 2009

Support services agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB, dated September 29, 2009

Annex A to Frame supply agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB

Amendment No. 1 to to Frame supply agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB, dated March 25, 2010

Amendment No. 2 to to Frame supply agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB, dated August 29, 2010

Amendment No. 3 to to Frame supply agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB, dated December 10, 2010

Amendment No. 4 to to Frame supply agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB, dated July 23, 2011

Amendment No. 6 to to Frame supply agreement between Orckit-Corrigent LTD. and Tele2 Sverige AB, dated January 1, 2013

Strategic Cooperation Agreement between Orckit-Corrigent LTD., and Telrad Networks LTD., dated December 24, 2009.

Global Price List for the Products defined in the Strategic Cooperation Agreement between Orckit-Corrigent LTD., and Telrad Networks LTD.

Sched. IV - 3

3 party joint development escrow agreement between Orckit-Corrigent LTD., and Telrad Networks LTD., and Escrow Europe (Israel) LTD., dated June 25, 2012.

Distribution agreement between Orckit-Corrigent LTD. and Telsol, dated March 1, 2011

Service agreement between Orckit-Corrigent LTD. and Telsol, dated September 20, 2011

Orckit-Corrigent application to OCS for approval of Escrow Frame agreement between Orckit-Corrigent LTD., and Escrow Europe (Israel) LTD.,

Escrow agreement approval by OCS, dated June 24, 2012.
Purchase order from OKI Electric Industry Co., LTD., dated December 26, 2011

Memorandum of understanding between Orckit-Corrigent LTD., and WooriNet, Inc., dated October 24, 2012.

Appendix A to Memorandum of understanding between Orckit-Corrigent LTD., andWooriNet, Inc.

Distribution agreement between Orckit-Corrigent LTD. And Yukyung Technologies, dated November 4, 2011.

Sched. IV - 4

SCHEDULE V

UCC FINANCING STATEMENTS

UCC Financing Statements have been filed in the jurisdictions below against the Grantors:

Name of Grantor	Secretary of State
Orckit Communications, Ltd.	District of Columbia
Orckit-Corrigent Ltd.	District of Columbia

Sched. V - 1

EXHIBIT A

GRANT OF A SECURITY INTEREST

WHEREAS, ________________ (the "Grantor”) holds all right, title and interest in the letter patents, design patents and utility patents listed on the attached Schedule A, which patents are issued or applied for in the United States Patent and Trademark Office (the "Patents");

WHEREAS, the Grantor has entered into a Pledge and Security Agreement, dated as of March [__], 2013 (as amended, restated, supplemented, modified or otherwise changed from time to time, the "Security Agreement"), in favor of Hudson Bay IP Opportunities Master Fund, LP, as the Collateral Agent for itself and certain Buyers (in such capacity, together with its successors and assigns, if any, the "Grantee"); and

WHEREAS, pursuant to the Security Agreement, the Grantor has granted to the Grantee, and granted to the Grantee for the benefit of the Secured Parties (as defined in the Security Agreement), a continuing security interest in all right, title and interest of the Grantor in, to and under the Pledged Intellectual Property (as defined in the Security Agreement) and all proceeds thereof, including, without limitation, any and all causes of action which may exist by reason of infringement thereof and any and all damages arising from past, present and future violations thereof (the "Collateral"), to secure the payment, performance and observance of the Secured Obligations (as defined in the Security Agreement).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor does hereby grant to the Grantee and grant to the Grantee for the benefit of the Secured Parties, a continuing security interest in the Collateral to secure the prompt payment, performance and observance of the Secured Obligations.

The Grantor does hereby further acknowledge and affirm that the rights and remedies of the Grantee with respect to the Collateral are more fully set forth in the Security Agreement, the terms and provisions of which are hereby incorporated herein by reference as if fully set forth herein.

Exh. A - 1

IN WITNESS WHEREOF, the Grantor has caused this Assignment to be duly executed by its officer thereunto duly authorized as of _____________ __, 20__.

[GRANTOR]

By:	/s/
Name:
Title:

STATE OF ____________
ss.:
COUNTY OF __________

On this ____ day of _______________, 20__, before me personally came ________________, to me known to be the person who executed the foregoing instrument, and who, being duly sworn by me, did depose and say that s/he is the ________________ of _______________________________________, a ____________________, and that s/he executed the foregoing instrument in the firm name of _______________________________________, and that s/he had authority to sign the same, and s/he acknowledged to me that he executed the same as the act and deed of said firm for the uses and purposes therein mentioned.

[Notary Seal]

Exh. A - 2

SCHEDULE A TO GRANT OF A SECURITY INTEREST

Patent No.	Country	Title	Application No.
6,218,872	USA	Line Driver with Output Impedance Synthesis	09/470,777
6,483,903	USA	Splitterless Ethernet DSL on Subscriber Loops	09/346,416
6,680,904	USA	Bi-directional Chaining of Network Access Ports	09/472,683
6,687,224	USA	Bandwidth Sharing Method	09/514,745
6,731,607	USA	Network Interface Auto-Configuration in an Access Multiplexing System	09/629,664
6,785,232	USA	Rate Control in Transmission of Packet Data over an ATM Network	09/723,206
6,813,343	USA	Method and Apparatus for Filtering Asymmetric Digital Subscriber Line (ADSL) Signals	09/310,518
6,822,943	USA	Network Access Multiplexer with Protocol Address Translation	09/708,841
6,822,944	USA	Management Interface for a Network Access Multiplexing System	09/708,845
6,834,038	USA	Protection Against Master Unit Failure in Remote Network Access Multiplexing	09/637,757
6,876,669	USA	Packet Fragmentation with Nested Interruptions	09/756,553
6,891,855	USA	Dynamic Packet Fragmentation	09/756,554
6,894,983	USA	Automatic Implementation of Network Configuration Changes	09/637,300
6,917,986	USA	Fast Failure Protection Using Redundant Network Edge Ports	10/036,518
6,952,397	USA	Communication in a Bidirectional Ring Network with Single-Direction Receiving	09/876,414
6,956,944	USA	Method and Apparatus for Compensating for an Echo Signal Component in Telecommunication Systems	09/460,891
6,957,369	USA	Hidden Failure Detection	10/156,851
6,963,537	USA	Resource Reservation in a Ring Network	09/794,898
6,973,049	USA	Auto-Configuration of Network Interfaces in a Bidirectional Ring Network	09/978,642
7,032,135	USA	Equipment Protection Using a Partial Star Architecture	10/211,065
7,035,279	USA	Flow Allocation in a Ring Topology	09/756,946
7,054,264	USA	Interconnect and Gateway Protection in Bidirectional Ring Networks	09/910,790
7,061,859	USA	Fast Protection in Ring Topologies	09/941,723
7,069,546	USA	Generic Framework for Embedded Software Development	10/005,030
7,113,485	USA	Latency Evaluation in a Ring Network	09/947,183
7,133,415	USA	Sonet Circuit Emulation with VT Compression	09/978,342

Exh. A - 3

7,145,878	USA	Avoiding Overlapping Segments in Transparent LAN Services on Ring-Based Networks	10/054,845
7,158,721	USA	Performance Monitoring of Multiple Channels in an Automatic Protection Switched Network	10/082,771
7,280,560	USA	Differentiated Services with Multiple Tagging Levels	10/128,454
7,283,465	USA	Hierarchical VPLS Protection	10/337,382
7,283,478	USA	Traffic Engineering in Bi-Directional Ring Networks	10/211,066
7,336,605	USA	Bandwidth Allocation for Link Aggregation	10/436,516
7,339,929	USA	Virtual Private LAN Service Using a Multicast Protocol	10/226,525
7,386,010	USA	Multiprotocol Media Conversion	10/461,807
7,420,922	USA	Ring Network With Variable Rate	10/387,657
7,478,382	USA	Synchronized Ring Software Download	10/951,575
7,483,399	USA	Signaling MPLS Over RPR Rings	10/369,953
7,551,599	USA	Layer-3 Network Routing With RPR Layer-2 Visibility	10/812,321
7,808,931	USA	High Capacity Ring Communication Network	11/367,231
7,916,636	USA	Ring Network Aggregate Rates	12/348,361
7,974,202	USA	Tunnel Provisioning with Link Aggregation	11/123,801
6,892,329	USA	Selective Protection for Ring Topologies	09/969,839
EP1 378 096 B	Europe	Selective Protection for Ring Topologies	2701519.7
158,008	Israel	Selective Protection for Ring Topologies	158008
4,167,072	Japan	Selective Protection for Ring Topologies	2002-577349
60212108-6	Germany	Selective Protection for Ring Topologies
1,378,096	France	Selective Protection for Ring Topologies
1,378,096	UK	Selective Protection for Ring Topologies
1,378,096	Spain	Selective Protection for Ring Topologies
1,378,096	Italy	Selective Protection for Ring Topologies
7,154,899	USA	Protecting the Filtering Database in Virtual Bridges	10/061,721
7,773,508	USA	Protecting the Filtering Database in Virtual Bridges	11/595,635
7,127,523	USA	Spanning Tree Protocol For Transparent LAN Services	10/057,332
7,142,516	USA	Performance Monitoring of High Speed Communications Networks	10/128,459
7,515,605	USA	Efficient Transport of TDM Services	10/396,008
7,961,755	USA	Efficient Transport of TDM Services Over Packet Networks	12/404,444
7,330,431	USA	Multipoint to Multipoint Communication Over Ring Topologies	10/933,572
7,418,000	USA	Automated Weight Calculation for Packet Networks	10/861,272
7,515,536	USA	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	11/479,595

Exh. A - 4

	Europe	Transparent Transport of Fibre Channel Traffic Over Packet-Switched Networks	6756247
7,545,740	USA	Two-Way Link Aggregation	11/279,045
	Israel	Two-Way Link Aggregation	194652
8,199,637	USA	VPLS remote failure indication	2008/0285442
	Europe	VPLS remote failure indication	06809843.3-1237
	Israel	VPLS remote failure indication	191454
7,463,580	USA	Resource Sharing Among Network Tunnels	11/305,486
	Israel	Resource Sharing Among Network Tunnels	192192
7,596,088	USA	Route Selection With Bandwidth Sharing Optimization Over Rings	11/339,148
	Europe	Route Selection With Bandwidth Sharing Optimization Over Rings	6796145.8
	Israel	Route Selection With Bandwidth Sharing Optimization Over Rings	192993
7,983,150	USA	VPLS Failure Protection in Ring Networks	11/335,770
	Europe	VPLS Failure Protection in Ring Networks	7706019.2
7,593,400	USA	MAC Address Learning in a Distributed Bridge	11/419,444
	Israel	MAC Address Learning in a Distributed Bridge	195263
	South Korea	MAC Address Learning in a Distributed Bridge	10-2008-7030694
7,768,928	USA	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	11/483,650
	Europe	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	7736442
	Japan	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	2009-579055
	Israel	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	196401
	South Korea	Connectivity Fault Management (CFM) in Networks With Link Aggregation Group Connections	2009-7001476
7,660,303	USA	Point-to-multipoint functionality in a bridged network	11/508,599
	Europe	Point-to-multipoint functionality in a bridged network	7736484.2
	Hong Kong	Point-to-multipoint functionality in a bridged network	9110631.5
	South Korea	Point-to-multipoint functionality in a bridged network	10-2009-7005097
7,660,234	USA	Fault-tolerant Medium Access Control (MAC) Address Assignment in Network Elements	11/534,536
7,697,525	USA	Forwarding Multicast Traffic Over Link Aggregation Ports	11/644,773
	Europe	Forwarding Multicast Traffic Over Link Aggregation Ports	EP2007000827481
7,697,552	USA	MAC Address Scalability in Interconnected Rings	11/764,764
7,626,930	USA	Hash-Based Multi-Homing	11/559,037
	Europe	Hash-Based Multi-Homing	EP2007000827358
7,697,532	USA	Frame Concatenation With Drop Precedence Assignment	11/704,615

Exh. A - 5

	Europe	Frame Concatenation With Drop Precedence Assignment	EP2007000849561
	Hong Kong	Frame Concatenation With Drop Precedence Assignment	10106007.6
7,876,673	USA	Prevention of Frame Duplication in Interconnected Ring Networks	12/044,158
7,974,223	USA	Virtual Private LAN Service over Ring Networks	10993882
US 2011-0083146 A1	USA	Device, Method and System for Media Packet Distribution	12/738,080
8,014,394	USA	High-Speed Processing of Multicast Content Requests	12/369,011
8,009,684	USA	HIGH CAPACITY RING COMMUNICATION NETWORK	12/897,341
13/087,438	USA	METHOD FOR SUPPORTING SNCP OVER PACKET NETWORK	13/087,438
	PCT	METHOD FOR SUPPORTING SNCP OVER PACKET NETWORK	PCT/IB2012/000853
13/311,128	USA	METHOD FOR SUPPORTING MPLS TRANSPORT PATH RECOVERY WITH MULTIPLE PROTECTION ENTITIES	13/311,128
	PCT	METHOD FOR SUPPORTING MPLS TRANSPORT PATH RECOVERY WITH MULTIPLE PROTECTION PATHS	PCT/IB2012/001510
13/149,196	USA	Tunnel provisioning with link aggregation and hashing	13/149,196
13/116,696	USA	TUNNEL PROVISIONING WITH LINK AGGREGATION	13/116,696
	Israel	Interface between a synchronous network and high-speed Ethernet	194824
	Europe	Device, Method and System for Media Packet Distribution	8839519.9
	Europe	FAULT-TOLERANT MEDIUM ACCESS CONTROL (MAC) ADDRESS ASSIGNMENT IN NETWORK ELEMENTS	7805604.1

Exh. A - 6